

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Gregory Quarles
Chief Executive Officer
APPLIED ENERGETICS, INC.
2480 W Ruthrauff Road, Suite 140Q
Tucson, AZ 85705

>   **Re: APPLIED ENERGETICS, INC.**
>   **Registration Statement on Form S-1**
>   **File January 21, 2021**
>   **File No. 333-252306**

Dear Mr. Quarles:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing

cc: Mary O'Hara